Exhibit 99.1

October 9, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Intention to List the Company’s Ordinary Shares on the Toronto Stock Exchange

The Company is pleased to report that it intends to list its ordinary shares for trading on the Toronto Stock Exchange (the “TSX”), having received conditional approval from the TSX to do so, subject to a number of standard listing conditions.

It should be noted that the listing of the Company’s ordinary shares on the TSX will not be accompanied by an equity offering by the Company.

The Company views the listing on the TSX as part of its global strategy to increase its accessibility and visibility to Canadian and other international investors.

This report shall not constitute an offer to sell securities or a solicitation to purchase securities in Canada or in any other jurisdiction.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe Ltd.